Exhibit (a)(1)(I)
      This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer is made solely by the Offer to Purchase, dated May 17, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal, and any amendments or supplements thereto. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Class A Common Stock (as defined below) in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Cumulus Media Inc. by Banc of America Securities LLC and/or UBS Securities LLC, the Dealer Managers for the offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
Notice of Offer to Purchase for Cash
Up to 11,500,000 Shares of its Class A Common Stock
At a Per Share Purchase Price Not Less Than $11.00 nor Greater Than $12.50
by
CUMULUS MEDIA INC.
       Cumulus Media Inc., a Delaware corporation (“Cumulus” or the “Company”), is offering to purchase up to 11,500,000 shares of its Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), at a price not less than $11.00 nor greater than $12.50 per share (such per share purchase price, the “Purchase Price”), net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal, which, together with any amendments or supplements to either, collectively constitute the “Offer.” Unless the context requires otherwise, all references herein to “shares” refer to shares of Class A Common Stock.
      The Offer is conditioned upon a minimum of 2,875,000 shares being tendered, as well as other important conditions, including the receipt by Cumulus of debt financing on terms and conditions satisfactory to Cumulus, as set forth in the Offer to Purchase.
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JUNE 14, 2006, UNLESS THE OFFER IS EXTENDED.
       The Board of Directors of Cumulus has approved the Offer. However, neither Cumulus nor its Board nor the Dealer Managers or Information Agent makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the purchase price or purchase prices at which they may choose to tender them. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them. In doing so, stockholders should consider the Company’s reasons for making the Offer. The Company’s directors and executive officers have advised Cumulus that they do not intend to tender any shares owned by them in the Offer. However, BA Capital Company, L.P. (“BA Capital”) and Banc of America Capital Investors SBIC, L.P. (“BACI”), each of which is an affiliate of Robert H. Sheridan, III, a member of the Cumulus Board, have agreed to sell certain of their shares of Cumulus Media Inc. Class B Common Stock, $.01 par value per share (the “Class B Common Stock”), to Cumulus following the successful completion of the Offer, as described in the following paragraph.
      On May 9, 2006, Cumulus entered into an agreement (the “Purchase Agreement”) with BA Capital and BACI, which together hold 100% of the total outstanding Class B Common Stock. In addition, BA Capital holds 840,250 shares, or approximately 1.8%, of the total outstanding Class A Common Stock. Pursuant to the Purchase Agreement, Cumulus agreed to purchase an aggregate of 4.5 million shares of its Class B Common Stock from BA Capital and BACI. BA Capital and BACI also have the option to sell to Cumulus up to an aggregate additional 500,000 shares of Class B Common Stock at the same per share price, although in no event will Cumulus pay an aggregate purchase price for shares purchased in the Offer, together with shares of Class B Common Stock purchased pursuant to the Purchase Agreement, that is greater than $200.0 million. The per share purchase price Cumulus will pay for the shares of Class B Common Stock that it will purchase pursuant to the Purchase Agreement will be equal to the Purchase Price Cumulus pays for the shares in the Offer. Closing under the Purchase Agreement is subject to the completion of the Offer and will occur on the eleventh business day following the Expiration Time (as defined herein). In addition to BA Capital agreeing not to tender any of its shares of Class A Common Stock in the Offer, both BA Capital and BACI have agreed not to convert any of their shares of Class B Common Stock into shares of Class A Common Stock (as is permitted, under certain circumstances, by the terms of the Company’s charter) in order to tender such converted shares in the Offer. Because neither BA Capital nor BACI will be participating in the Offer, neither will be tendering any shares in the Offer, which might otherwise influence the determination of the Purchase Price for the shares in the Offer. Both BA Capital and BACI are prohibited under the Purchase Agreement from selling shares, converting shares of Class B Common Stock into shares of Class A Common Stock or purchasing shares during the Offer and until eleven business days following the Expiration Time, unless the Offer is terminated, all as described in more detail in the Purchase Agreement. Mr. Sheridan is a senior vice president and managing director of the general partner of both BA Capital and BACI and as such will have a pecuniary interest in any proceeds received by BA Capital and BACI pursuant to the Purchase Agreement.
      Upon the terms and subject to the conditions of the Offer, Cumulus will select the lowest Purchase Price that will enable it to buy 11,500,000 shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn, except that if less than 2,875,000 shares are tendered, Cumulus will not be obligated to purchase any shares. All shares acquired in the Offer will be acquired at the same Purchase Price regardless of whether a stockholder tenders any shares at a lower price. Cumulus will purchase all shares validly tendered and not validly withdrawn prior to the Expiration Time (as defined below) at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the “odd lot,” proration and conditional tender provisions.
      Under no circumstances will Cumulus pay interest on the Purchase Price, including but not limited to, by reason of any delay in making payment. The term “Expiration Time” means 12:00 midnight, New York City time, on Wednesday, June 14, 2006, unless and until Cumulus, in its reasonable discretion and subject to the terms of the Purchase Agreement, has extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by Cumulus, shall expire. Subject to applicable SEC regulations and the terms of the Purchase Agreement, Cumulus reserves the right, in its sole discretion, to change the terms of the Offer, including, but not limited to, purchasing more or less than 11.5 million shares in the Offer.
      For purposes of the Offer, Cumulus will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, shares that are validly tendered at or below the Purchase Price and not validly withdrawn only when, as and if Cumulus gives oral or written notice to Computershare Trust Company of New York, the Depositary for the Offer, of its acceptance of such shares for payment pursuant to the Offer. Cumulus will pay for shares tendered and accepted for payment in the Offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof or in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.
      Upon the terms and subject to the conditions of the Offer, if more than 11.5 million shares have been validly tendered and not validly withdrawn at or prior to the Expiration Time, Cumulus will purchase shares in the following order of priority:

•	first, all such shares owned beneficially or of record by an Odd Lot Holder (as defined in the Offer to Purchase) who validly tenders all of such shares (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other nominee completes, the box captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•	second, after purchase of all of the foregoing shares, all other shares tendered at or below the Purchase Price on a pro rata basis, if necessary (with appropriate rounding adjustments to avoid purchases of fractional shares); and

•	third, if necessary to permit Cumulus to purchase 11.5 million shares (or such greater number of shares as Cumulus may elect to purchase), shares conditionally tendered at or below the Purchase Price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares).

      Cumulus will return all tendered shares that it has not purchased promptly after the Expiration Time.
      Cumulus expressly reserves the right, in its sole discretion, but subject to the terms of the Purchase Agreement, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. However, if the shares have not been accepted for payment, and paid for, by August 15, 2006, BA Capital and BACI have the right to terminate the Purchase Agreement. Cumulus also expressly reserves the right, in its sole discretion, but subject to the terms of the Purchase Agreement, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for, at which point either Cumulus or BA Capital and BACI may terminate the Purchase Agreement, or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in the Offer to Purchase by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement.
      Cumulus believes that the repurchase of shares is consistent with its long-term goal of maximizing stockholder value. The Company’s management and Board have evaluated the Company’s operations, strategy and expectations for the future and believe that the Offer is a prudent use of its financial resources given its business profile, its assets and recent market prices for its Class A Common Stock.
      Generally, stockholders will be subject to U.S. federal income taxation and applicable withholding when they receive cash from Cumulus in exchange for the shares they tender in the Offer. Cumulus recommends that stockholders consult with their tax advisors with respect to their particular situation.
      Tenders of shares are irrevocable, except that stockholders may withdraw any shares they have tendered at any time before the Expiration Time, unless Cumulus extends the Offer. If Cumulus has not accepted for payment the shares that have been tendered to it, stockholders may also withdraw their shares after 12:00 midnight, New York City time, on Thursday, July 13, 2006. To withdraw shares, stockholders must deliver a written notice of withdrawal with the required information to the Depositary while stockholders still have the right to withdraw their shares.
      If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.
      Cumulus will decide, in its sole discretion, all questions as to the form and validity of notices of withdrawal, and each such decision will be final and binding. None of Cumulus, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
      The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
      The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.
      The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. Stockholders may obtain additional copies of the Offer to Purchase and Letter of Transmittal from the Information Agent at the address and telephone number set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense.

      Please direct any questions or requests for assistance to the Information Agent or either of the Dealer Managers at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, please contact the Depositary.
The Information Agent for the Offer is:
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free: (800) 322-2885
E-mail: proxy@mackenziepartners.com
The Dealer Managers for the Offer are:

Banc of America Securities LLC	UBS Securities LLC

9 West 57th Street New York, New York 10019 (212) 583-8502 (888) 583-8900, ext. 8502 (Call Toll Free)	299 Park Avenue New York, New York 10171 Attn: Equity Capital Markets (212) 821-2100
May 17, 2006

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